FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MARCH, 2006

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. BC FORM 53-901F, Material Change Report,

2.

Oromin Explorations Ltd. News Release Dated March 2, 2006.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: April 5, 2006

By: “James G. Stewart”

        James G. Stewart

Its: Secretary

      (Title)

Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

April 5, 2006

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“James G. Stewart”

per:

James G. Stewart,

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Miller Thomson, Attn:  Mr. Rupert Legge

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

March 2, 2006

Item 3.

Press Release

March 2, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

See attached news release.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at 604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 16th day of March, 2006.

OROMIN EXPLORATIONS LTD.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Fax: (604) 331-8773

March 2, 2006	Trading Symbol: TSX Venture – OLE Web Site: www.oromin.com

SABODALA EXPLORATION UPDATE

Oromin Explorations Ltd. (“Oromin”) (TSX-V:OLE) is pleased to provide an update of its ongoing US $8 million exploration program at its Sabodala Property in eastern Senegal.  The first four core holes of Oromin’s minimum 10,000-metre drilling program have been completed at three of the five target areas selected for the initial drilling evaluation.  Details of these holes are as follows:

•

Golouma West – Two drill holes, SAB06-01 and SAB06-02, were completed to test favourable excavator trench results across a 400-metre extent along the western portion of the extensive Golouma geochemical anomaly (currently measuring 1.5 by 3.0 kilometres).  Excavator trench results from Golouma West include 1.73 g/t gold over 20.0 metres, 7.08 g/t gold over 16.0 metres and 18.71 g/t gold over 6.0 metres.

•

Golouma South – One drill hole, SAB06-03, was completed to test a second area from which favourable excavator trench results were encountered within the extensive Golouma geochemical anomaly.  Excavator trench results from Golouma South include 1.19 g/t gold over 7.0 metres, 2.37 g/t gold over 3.0 metres and 12.35 g/t gold over 25.0 metres.  Golouma South is located 800 metres to the southeast of Golouma West.

•

Golouma East – One drill hole, (SAB06-04), is underway as an initial test of an extensive IP geophysical target with an associated geochemical signature partially masked by lateritic cover.  Golouma East is located 600 metres to the east of Golouma South.

•

Niakifiri South Extension – One drill hole, SAB06-05, has been completed to test excavator trench exposures along the immediate on-trend extension of the Niakifiri deposit on the adjacent property of Mineral Deposits Limited (“MDL”).  Hole SAB06-05 is collared 400 metres south of the Oromin-MDL property boundary.  MDL’s ongoing minimum 64,000 metre drilling program at its Sabodala and Niakifiri deposits forms a part of its bankable feasibility work.  MDL’s recently released drilling results from the adjacent Niakifiri deposit include, 2.7 g/t gold over 28 metres, 2.7 g/t gold over 58 metres and 5.3 g/t gold over 16 metres.  Oromin plans to begin shortly a second hole, SAB06-06, to test a coincident IP-geochemical anomaly associated with this Niakifiri South extension.

At the Masato target, Oromin plans to drill four holes as an initial test of a large open-ended geochemical anomaly currently measuring 500 metres by 1,500 meters in size.  Prior to Oromin’s involvement at Sabodala, Masato had been partially drill tested by BRGM.  Some of the previous drill results include, 1.85 g/t gold over 16.2 metres, 4.3 g/t gold over 5.6 metres and 4.21 g/t gold over 26.8 meters.  Masato is located 4 kilometres northeast of SAB06-05.

In addition to its drilling activities, Oromin is significantly expanding soil and IP geophysical coverage at a variety of target locations, including a 2.0 by 1.5 kilometre detailed grid at Masato.  Oromin’s geophysical consulting group, Sigma Geophysics, has re-mobilised to re-start surveying by this weekend.

A further 2.0 by 3.0 kilometre detailed grid is being established by Oromin to accommodate soil and IP geophysical coverage 2.5 kilometres south of MDL’s Niakifiri deposit.  This exploration work is designed to further extend the present geochemical and geophysical signature that appears to correlate with favourable geology, alteration and mineralization that extends a minimum of 2.5 kilometres southward from the Oromin-MDL property boundary.  Recent hand and excavator trenching within this expanding grid area has exposed these favourable features over a minimum additional 500 metre extent.

Oromin anticipates that analytical results from the initial drilling evaluation along with numerous soil and trench samples being processed at the independently operated sample preparation facility at Sabodala should be available by month end.

Gerald McArthur P. Geo., a “qualified person” for the purposes of National Instrument 43-101 has verified the data disclosed in this news release.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

Signed:  “Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE